UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________________ to ______________________

Commission file number 0-14112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.

663 Highway 60 P.O. Box 807 Monett, Missouri 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statement of Net Assets Available for Plan Benefits at December 31, 2008 and 2007.
2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2008.

EXHIBIT

23.	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other
persons who administer the employee benefit
plan) have duly caused this annual report to
be signed on its behalf by the undersigned
hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.

401(K) RETIREMENT SAVINGS PLAN

By:  /s/ Kevin D. Williams

Kevin D. Williams, Chief Financial Officer

Date: June 29, 2009

Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

Financial Statements as of December 31, 2008 and
2007 and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public
Accounting Firm

JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2008	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE -	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	12

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 25, 2009

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments at fair value	$128,797,045	$160,873,164
Contributions receivable	110,410	105,181

Net assets available for benefits at fair value	128,907,455	160,978,345

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	116,699	(19,614)

NET ASSETS AVAILABLE FOR BENEFITS	$129,024,154	$160,958,731

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS (SUBTRACTIONS):
Employer contributions	$8,166,352
Participant contributions	14,551,291
Rollover accounts for new Plan participants	872,752
Net depreciation in fair value of investments	(51,754,425)
Interest and dividends	3,518,701
Loan interest	80,218

Total additions (subtractions)	(24,565,111)

DEDUCTIONS:
Administrative expenses	9,037
Distributions to participants	7,360,429

Total deductions	7,369,466

DECREASE IN NET ASSETS	(31,934,577)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	160,958,731

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$129,024,154

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.     DESCRIPTION OF PLAN

The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan covering employees of Jack Henry & Associates, Inc. (the "Company") who have attained the age of 18. To be eligible to receive the Company match and discretionary contribution, employees must complete six months of service. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. Diversified Investment Advisors is the Plan Recordkeeper and State Street Bank and Trust is the Plan Trustee. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant's annual compensation or $5,000. The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2008 could not exceed $15,500. If a participant reached age 50 by December 31, 2008, they were able to contribute an additional $5,000 "catch up" contribution to the Plan on a pre-tax basis.

In addition, the Company may make a discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must have 1,000 hours of service during the year to share in any discretionary contributions. There were no discretionary contributions in 2008 or 2007.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, a money market fund, twenty-seven mutual funds, and a guaranteed separate account fund (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) as investment options for participants.

Vesting - Participants are vested immediately in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portion of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts, a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years unless the loan is to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 11.04% as of December 31, 2008). Principal and interest are paid through payroll deductions. Participants may elect to maintain their loan subsequent to their termination of service.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

Forfeited Accounts - At December 31, 2008 and 2007, forfeited nonvested accounts totaled $43,855 and $27,333, respectively. These accounts will be used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future discretionary contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the discretionary employer contribution source.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Benefits Payable - Benefits are recorded when paid. As of December 31, 2008 and 2007, there were no distributions payable to Plan participants.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined using quoted market prices, if available. Diversified Investment Advisors - Managed Stability - Stable 5 Fund ("Stable 5 Fund") is a pooled separate account that is considered to be a stable value fund with underlying investments in investment contracts. Stable 5 Fund is valued at fair value and adjusted by the issuer to contract value. Fair value of the Stable 5 Fund is the net asset value of its underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in common stock and the Stable 5 Fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various mutual funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are reported at cost, which approximates fair value.

The Plan has a fully benefit-responsive investment contract (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) with Transamerica Financial Life Insurance Company ("Transamerica Financial Life"). Transamerica Financial Life maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Transamerica Financial Life. Contract value represents contributions made under the contract, plus interest credits, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Without an employer event, Transamerica Financial Life may not terminate the contract at any amount less than contract value.

In accordance with Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Basis of Allocation - Investment income and gains or losses on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on the plan document. Unless directed otherwise by participants, employer matching and discretionary contributions are allocated in the same manner as employee contributions.

New Accounting Pronouncements - The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, ("FASB Statement No. 157"), as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits

3.     FAIR VALUE MEASUREMENTS

FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

*	Quoted prices for similar assets or liabilities in active markets;

*	Quoted prices for identical or similar assets or liabilities in inactive markets;

*	Inputs other than quoted prices that are observable for the asset or liability;

*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds - Valued at the net asset value of shares held by the plan at year-end.

Participant loans - Valued at amortized cost, which approximates fair value.

Guaranteed pooled separate accounts - Valued at fair value based upon the market value of the underlying assets allocable to the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$86,395,806	$-	$-	$86,395,806
Common stocks	25,070,469			25,070,469
Guaranteed pooled separate account		16,025,648		16,025,648
Participant loans			1,239,002	1,239,002
Funds in General
Insurance Account	66,120			66,120

Total investments at
fair value	$111,532,395	$16,025,648	$1,239,002	$128,797,045

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended
December 31,
2008
Participant
Loans

BALANCE - Beginning of year	$883,303

New loans issued	686,966
Repayments and settlements	(331,267)

BALANCE - End of year	$1,239,002

4.     INVESTMENTS

The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis.

The components of the Plan's individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007, were as follows:

	2008	2007

Common stock - Jack Henry & Associates, Inc.	$25,070,469	$31,100,839
American Funds - Growth Fund	13,579,316	20,171,940
Davis NY Venture A	9,643,500	15,062,802
Diversified Investment Advisors - Managed Stability -
Stable 5 Fund	16,142,347	12,986,607
Diversified Investment Advisors - Value and Income Fund		10,049,090
Diversified Investment Advisors - International Equity		8,430,540
Diversified Investment Advisors - Mid Cap Value		8,330,078

During 2008, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:

Transamerica Asset Management - Special Equity Fund	$(431,944)
Transamerica Asset Management - Large Cap Value Fund	(4,513,051)
Transamerica Asset Management - International Equity Fund	(4,193,014)
Transamerica Asset Management - Long Horizon Strategic Allocation Fund	(517,893)
Transamerica Asset Management - Intermediate/Long Horizon Strategic
Allocation Fund	(269,440)
Transamerica Asset Management - Midcap Value Fund	(3,137,130)
Transamerica Asset Management - Stock Index Fund	(2,566,408)
Transamerica Asset Management - Intermediate Horizon Strategic
Allocation Fund	(131,072)
Transamerica Asset Management - Short/Intermediate Horizon Strategic
Allocation Fund	(29,494)
Transamerica Asset Management - Short Horizon Strategic Allocation Fund	(15,942)
Transamerica Asset Management - Core Bond Fund	(507,408)
Transamerica Asset Management - Money Market Fund	(8,777)
American Funds - Growth Fund	(8,514,709)
American Funds - Europac Fund	(2,871,988)
Baron Funds - Baron Asset Fund	(1,136,222)
Diamond Hill - Small Cap Fund	(540,200)
Hotchkis & Wiley - Large Cap Value Fund	(1,315,253)
Davis NY Venture A	(6,365,222)
Pimco Total Return	(314,969)
Loomis Sayles Funds - Loomis Small Cap Growth Fund	(1,478,791)
T Rowe Price Funds - T Rowe Blue Chip Fund	(130,883)
T Rowe Price Funds - T Rowe RA 2005	(740)
T Rowe Price Funds - T Rowe RA 2010	(250,233)
T Rowe Price Funds - T Rowe RA 2015	(28,243)
T Rowe Price Funds - T Rowe RA 2020	(981,688)
T Rowe Price Funds - T Rowe RA 2025	(55,829)
T Rowe Price Funds - T Rowe RA 2030	(1,767,108)
T Rowe Price Funds - T Rowe RA 2035	(21,642)
T Rowe Price Funds - T Rowe RA 2040	(2,615,804)
T Rowe Price Funds - T Rowe RA 2045	(6,469)
T Rowe Price Funds - T Rowe RA 2050	(5,914)
T Rowe Price Funds - T Rowe RA 2055	(1,262)
T Rowe Price Funds - T Rowe RA Income Fund	(288,625)
Vanguard Funds - Vanguard Ext Mkt Fund	(171,310)
Common stock - Jack Henry & Associates, Inc.	(6,569,748)

$(51,754,425)

5.     EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and an investment contract managed by Diversified Investment Advisors. Diversified Investment Advisors is the Plan's Recordkeeper and therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of Company common stock. Jack Henry & Associates, Inc. is the Plan Sponsor, as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

During 2008, the Plan received approximately $380,325 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

6.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the accompanying financial statements to Form 5500 as of December 31, 2008 and 2007 and for the year ended December 31, 2008:

	2008	2007

Net assets available for benefits per accompanying
Financial statements	$129,024,154	$160,958,731

Plus adjustment from fair value to contract value for
Fully benefit-responsive investment contracts	(116,699)	19,614

Net assets available for benefits per Form 5500	$128,907,455	$160,978,345

Decrease in net assets per accompanying
Financial statements	$(31,934,577)

Plus adjustment from fair value to contract value for
Fully benefit-responsive investment contracts	(136,313)

Decrease in net assets per Form 5500	$(32,070,890)

7.     PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.     FEDERAL INCOME TAX STATUS

Effective July 1, 2002, the Plan adopted the Diversified Investment Advisors, Inc. 401(k) profit sharing prototype plan document. Diversified Investment Advisors, Inc.'s plan document received a favorable Internal Revenue Service opinion letter on July 29, 2004. The Plan was restated to comply with applicable law changes and updates effective December 1, 2008, and an application for an IRS Determination Letter was filed. Although the Internal Revenue Service has not yet provided the requested Determination Letter, the plan administrator reasonably believes that the Plan, as restated, is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.     SUBSEQUENT EVENTS

Effective April 1, 2009, the Plan changed its recordkeeper from Diversified Investment Advisors, Inc. to Prudential Retirement Insurance and Annuity Company.

******

SUPPLEMENTAL SCHEDULE
JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Description of Investment	Cost**	Fair Value

*TFLIC General Insurance Account		$66,120

American Funds - Europac Fund (160,855 shares)		4,433,154
American Funds - Growth Fund (668,273 shares)		13,579,316
Baron Funds - Baron Asset Fund (51,364 shares)		1,830,108
Davis NY Venture A (408,277 shares)		9,643,500
*Transamerica Asset Management -Diamond Hill Small Cap A (98,982 shares)		1,636,177
*Transamerica Asset Management - Core Bond Fund (631,953 shares)		6,129,946
Hotchkis & Wiley - Large Cap Value Fund (159,056 shares)		1,678,040
*Transamerica Asset Management - International Equity Fund
(830,841 shares)		4,046,196
*Transamerica Asset Management - Mid Cap Value Fund (551,489 shares)		5,073,702
*Transamerica Asset Management - Money Market Fund (589,061 shares)		5,928,015
*Transamerica Asset Management - Stock Index Fund (756,269 shares)		4,552,738
*Transamerica Asset Management - Large Cap Value Fund (868,611 shares)		5,837,069
Pimco Total Return (473,188 shares)		4,765,005
Loomis Sayles Funds - Loomis Small Cap Growth Fund (370,613 shares)		3,439,287
T Rowe Price Funds - T Rowe Blue Chip Fund (15,502 shares)		356,703
T Rowe Price Funds - T Rowe RA 2005 Fund (241 shares)		2,078
T Rowe Price Funds - T Rowe RA 2010 Fund (65,642 shares)		735,846
T Rowe Price Funds - T Rowe RA 2015 Fund (11,395 shares)		94,579
T Rowe Price Funds - T Rowe RA 2020 Fund (206,574 shares)		2,295,039
T Rowe Price Funds - T Rowe RA 2025 Fund (16,244 shares)		128,976
T Rowe Price Funds - T Rowe RA 2030 Fund (310,954 shares)		3,470,248
T Rowe Price Funds - T Rowe RA 2035 Fund (7,256 shares)		56,528
T Rowe Price Funds - T Rowe RA 2040 Fund (449,686 shares)		4,982,517
T Rowe Price Funds - T Rowe RA 2045 Fund (2,490 shares)		18,378
T Rowe Price Funds - T Rowe RA 2050 Fund (2,411 shares)		14,947
T Rowe Price Funds - T Rowe RA 2055 Fund (1,061 shares)		6,507
T Rowe Price Funds - T Rowe RA Income Fund (112,985 shares)		1,166,010
Vanguard Fund - Vanguard Ext Mkt Fund (20,625 shares)		495,197

Mutual fund total		86,395,806

*Diversified Investment Advisors - Managed Stability - Stable 5 Fund		16,025,648

*Common Stock - Jack Henry & Associates, Inc. (1,369,059 shares)		25,070,469

*Notes receivable from participants (interest rate ranging from 3.25% to
11.04%; maturity dates ranging from 2009 to 2021)		1,239,002

TOTAL		$128,797,045

* Represents a party-in-interest to the Plan
** Cost information is not required for participant-directed investments and therefore is not included